19103 Gundle Road
Houston, Texas 77073

December 11, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Cash Lisa Etheredge Asia Timmons-Pierce Erin Jaskot

Re:	GSE Holding, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 28, 2013 Form 10-Q for the Period Ended June 30, 2013 Filed August 9, 2013 File No. 1-35382

Dear Mr. Cash:

Set forth below are the responses of GSE Holding, Inc. (the “Company”, “we,” or “our”), to the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 2, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012; the Company’s Form 10-Q for the period ended June 30, 2013; the Company’s Form 10-Q for the period ended September 30, 2013; and the Company’s Response Dated November 22, 2013.  For the Staff’s convenience, I have repeated the Staff’s comment below in italics, and the Company’s response follows directly below the Staff’s comment.

Form 10-K for the Year Ended December 31, 2012

Exhibits 31.1 and 31.2

1.	We note your response to comment four from our letter dated October 30, 2013 and await the filing of your amended Form 10-K in its entirety.

Response:

The Company acknowledges the Staff’s comment and confirms that the Company filed its Amended Annual Report on Form 10-K/A for the year ended December 31, 2012 on December 10, 2013.

Securities and Exchange Commission
December 11, 2013

Form 10-Q for the Period Ended September 30, 2013

2.
Please tell us and revise your future filings to disclose whether or not your other loans and/or credit facilities include cross-default provisions whereby a default on your First Lien Credit Facility could also trigger a default on your other debt.  If any of your other debt agreements include cross-default provisions, please show us how you will revise your future filings to describe the terms of these provisions and how they could affect the company's liquidity and operations in the event of a default.

Response:

The Company supplementally advises the Staff that the Company’s other loans and/or other credit facilities currently in place do not contain cross-default provisions whereby a default on the Company’s First Lien Credit Facility could also trigger a default on our other debt.  The Company acknowledges the Staff’s comment and will include appropriate disclosure in future filings.

I hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at 281-230-6733.

Sincerely,

/s/ Daniel Storey

Daniel Storey, Senior Vice President & Chief Financial Officer GSE Holding, Inc.